

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 21, 2017

Mark Frohnmayer
President and Chief Executive Officer
Arcimoto, Inc.
544 Blair Boulevard
Eugene, OR 97402

>**Re: Arcimoto, Inc.**
>**Offering Statement on Form 1-A**
>**Filed June 22, 2017**
>**File No. 024-10710**

Dear Mr. Frohnmayer:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 7

1. We note that you present net tangible book value as of April 30, 2017 based on equity amounts "estimated by management." Please revise to present net tangible book value as of the date of your most recent balance sheet presented in the filing. The table on page 8 should be similarly revised.

2. In a related matter, we note from footnote 2 on page 9 that your net tangible book value is adjusted for the proceeds from warrants and stock options that are outstanding but have not been converted. Please revise to present your net tangible book value as of the point in time at the date of your most recent balance sheet. To the extent you wish to include other adjusting items, please label such amounts as "adjusted."

<u>Liquidity and Capital Resources, page 29</u>

3. We note your response to our prior comment 1. Please disclose here the results of the Rule 506(b) offering.   Please also disclose here if you have not received funds from investors in the offering and briefly describe the circumstances. We note in this regard your disclosure in Note 10 to the financial statements.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Heather Clark at (202) 551-3624 or Jean Yu, Assistant Chief Accountant, at (202) 551- 3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Fanni Koszeg
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